Exhibit 99.1

Bezeq The Israel Telecommunications Corporation Ltd.

(the “Company”)

 Immediate report - publication regarding cancellation of structural separation in Bezeq

With respect to the media announcement of April 11, 2018, according to which, inter alia, the cancellation of the structural separation in the Bezeq Group is currently not on the agenda, the Company wishes to clarify that it has not received any formal or other notice regarding a change in the Ministry of Communications’ policy regarding the cancellation of the structural separation, and that, to the best of the Company's understanding and based on its own investigation, there is no change in the Ministry's policy and the Ministry's activity in the matter is continuing (see Section 1.7.2.1 of the chapter containing a description of the corporation's business in the periodic report for 2017)

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.